Mail Stop 3561

December 18, 2008

Mr. Carmine Catizone
President and Chief Executive Officer
Creative Beauty Supply of New Jersey Corporation
380 Totowa Road
Totowa, NJ 07512

> Re: **Creative Beauty Supply of New Jersey Corporation**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2007**
> **File No. 000-50773**

Dear Mr. Catizone:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Section 302 Certification

1. We note that your Section 302 certification does not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
   - Paragraph 4(b) as defined in Item 601(31) of Regulation S-K was not included.

- Paragraph 4(c) as defined in Item 601(31) of Regulation S-K (i.e. included as paragraph 4(b) in your certification) should clearly state that you conducted the evaluation of your disclosure controls and procedures <u>as of the end of the period covered by the report</u>, not within 90 days prior to filing as indicated by your disclosure.

We also note that the Section 302 certifications filed with your quarterly reports for the periods ended Mach 31, 2008, June 30, 2008 and September 30, 2008 had similar deficiencies. Please confirm that in future filings, you will revise your Section 302 certifications to address each of the matters noted above.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Raj Rajan, Staff Accountant, at (202) 551-3388 or Brian K. Bhandari, Branch Chief, at (202) 551- 3390 if you have questions regarding comments on the financial statements and related matters.

                                    Sincerely,

                                    Tia Jenkins
                                    Senior Assistant Chief Accountant
                                    Office of Beverages, Apparel and
                                    Health Care Services